Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1                   Jonathan M. Nugent (Investors)
tel: (905) 569-9065   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006

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FOR IMMEDIATE RELEASE

                Vasogen's Presentation at UBS Warburg Global Life
                       Sciences Conference to be Broadcast

Toronto, Ontario (October 4, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) announces that the Company's presentation at the UBS Warburg Global Life Sciences Conference in New York City will be available to shareholders and other interested parties via teleconference. The presentation, to be delivered on October 9, 2001 at 1:40 p.m. Eastern Time by David Elsley, Vasogen's President and Chief Executive Officer, may be accessed by dialing:

 ---------------- -------------------- --------------- ---------------------
                       Domestic                           International
 ---------------- -------------------- --------------- ---------------------
 Live               1-800-500-0177     Live               1-719-457-2679
 ---------------- -------------------- --------------- ---------------------
 Replay             1-800-759-8603     Replay             1-402-220-8537
 ---------------- -------------------- --------------- ---------------------

A slide presentation that accompanies the conference call may be viewed at www.vasogen.com beginning October 9, 2001.

        Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related
          inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.